Exhibit 107
Calculation of Filing Fee Table
Form S-1
Mineralys Therapeutics, Inc.
Table 1 - Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee(2)
Equity	Common Stock, par value $0.0001 per share	Rule 457(o)	—	—	$100,000,000	0.00011020	$11,020
Total Offering Amounts				—	$100,000,000	—	$11,020
Total Fee Offsets				—	—	—	—
Net Fee Due				—	—	—	$11,020
(1)    Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)    Includes the aggregate offering price of additional shares that the underwriters have the option to purchase solely to cover over-allotments, if any.